Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

May 28, 2015

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on April 17, 2015 regarding the issues listed below.

Quality Equity Series Prospectus

1.	Comment: Please update the name of the Series on EDGAR.

Response: The requested change has been made.

2.	Comment: Please explain the meaning of the term “quality” in the Series’ name.

Response: Disclosure responsive to this request has been added to the “Principal Investment Strategies” section.

3.	Comment: Per Item 15(b) of Form N-1A, please disclose the prior name of the Series as well as the date that the name was changed.

Response: The Fund respectfully declines to make the requested change because it does not believe that the disclosure is required with respect to individual series of the Fund, and the Series has not been offered to investors under any other name.

4.	Comment: Please provide the completed “Fees and Expenses” table.

Response: The following table has been included in the “Fees and Expenses” section.

	CLASS I		CLASS S
Shareholder Fees (fees paid directly from your investment)		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.55%		0.55%
Distribution and Service (12b-1) Fees		None		None
Other Expenses[1]		0.17%		0.42%
Shareholder Services Fee	None		0.25%
Remainder of Other Expenses	0.17%		0.17%
Total Annual Fund Operating Expenses		0.72%		0.97%
Less Fee Waivers and/or Expense Reimbursements		(0.02)%		(0.02)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]		0.70%		0.95%

1 Other expenses are based on estimated amounts for the current fiscal year.

2 Manning & Napier Advisors, LLC (the Advisor) has contractually agreed to limit its fees and reimburse expenses to the extent necessary so that the total direct annual fund operating expenses, exclusive of a Class’s Shareholder Services Fee, do not exceed 0.70% of each Class’s average daily net assets. This contractual waiver will continue until at least February 28, 2017 and may not be amended or terminated by the Advisor prior to such date without the approval of the Series’ Board of Directors.

5.	Comment: If the term “global” is in the name of the Series, please state in the “Principal Investment Strategies” section that, under normal market conditions, the Series will invest at least 40 percent of its assets outside the United States.

Response: The term “global” has been removed from the name of the Series.

6.	Comment: Please confirm supplementally that the Series does not expect to invest in securities of emerging market issuers as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response: The Advisor does not currently expect investments in securities of emerging market issuers to be part of the Series’ principal investment strategies.

7.	Comment: Please consider explaining the term “fundamental analysis” in plain English.

Response: Disclosure responsive to this request has been added to the “Principal Investment Strategies” section.

8.	Comment: Please confirm that the principal investment strategies and principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risk disclosure provided in response to Item 9 of Form N-1A.

Response: The Fund confirms that the principal investment strategies and principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risk disclosure provided in response to Item 9 of Form N-1A.

9.	Comment: Please move the disclosure provided in response to Item 9(a) of Form N-1A to the beginning of the disclosure provided in response to Item 9 of Form N-1A.

Response: The Fund respectfully declines to make the requested change because General Instruction C.3(a) to Form N-1A indicates that, aside from information required by Items 2 through 8, the information in a prospectus need not follow the order of the items or other requirements in the form.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Ashley Vroman-Lee, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC